Notice Document
Dated: May 1, 2026

Spinnaker® Advisor Variable Annuity
Issued By: Symetra Life Insurance Company

The prospectus for the Spinnaker® Advisor Variable Annuity contains more information about the Contract, including its features, benefits, and risks. You can find the prospectus and other information about Spinnaker® Advisor Variable Annuity online at www.symetra.com/regulatoryreports. You can also obtain this information at no cost by calling 1-800-796-3872 or by sending an email request to regulatoryreports@symetra.com.

Additional general information about certain investment products, including variable annuities has been prepared by the Securities and Exchange Commission’s staff and is available at www.Investor.gov.

The Spinnaker® Advisor Variable Annuity Prospectus and Statement of Additional Information dated May 1, 2011, as supplemented, are incorporated herein by reference.

UPDATED INFORMATION ABOUT YOUR CONTRACT
The information in this Notice Document is a summary of certain Contract features that have changed since the May 1, 2025 Notice Document. This may not reflect all of the changes that have occurred since you entered into your Spinnaker® Advisor Variable Annuity Contract.

Please note the following Portfolio changes:

Effective on or about July 28, 2025, the Neuberger Berman AMT Sustainable Equity Portfolio changed its name to Neuberger Berman AMT Quality Equity Portfolio. As a result, all references are replaced in the prospectus.

Effective on or about May 1, 2026, Templeton Developing Markets VIP Fund will change its name to Templeton Emerging Markets VIP Fund. As a result, all references to Templeton Developing Markets VIP Fund in the prospectus are replaced with Templeton Emerging Markets VIP Fund.

Effective on or about April 30, 2026, the Fidelity VIP Freedom Income Portfolio was renamed the Fidelity VIP Freedom Retirement Portfolio. As a result, all references are replaced in the prospectus.

The LVIP American Century Large Company Value Fund Service Class will only be available if you have been continuously invested in it since April 30, 2026.

Important Information for Contract Owners Invested in LVIP American Century Large Company Value Fund.

Notice of Portfolio Merger and Substitution
The Board of Trustees of the Lincoln Variable Insurance Products Trust has approved an Agreement and Plan of Reorganization to merge the LVIP American Century Large Company Value Fund with and into the LVIP American Century Value Fund.

The merger is subject to certain conditions, including approval by shareholders of the LVIP American Century Large Company Value Fund. The merger is expected to be completed on or about June 5, 2026 (“Merger Date”).

As a result of the merger, two different share classes of the LVIP American Century Value Fund would become available under the Contract. The classes are identical, except that Service Class shares are subject to distribution (12b-1) fees and more expensive, while Standard Class II shares are not subject to distribution (12b-1) fees and less expensive. In order to offer only the less expensive share class, Symetra Life will substitute the Standard Class II shares for the Service Class shares of the LVIP American Century Value Fund (the “Substitution”) effective on the Merger Date.

Please take action!
If you are invested in the LVIP American Century Large Company Value Fund Service Class and do not want to be subject to the merger or Substitution, you will need to transfer your Contract Value invested in the LVIP American Century Large Company Value Fund into a new investment option offered under your Contract. This transfer will not count toward the number of free transfers allowed under your Contract. You will also need to provide us with updated investment instructions regarding any future purchase payments and systematic transfer strategies.

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Where can I find information about the investment options available to me?
You can view the available investment options on the Annuities section of our website at www.symetra.com and then navigate to the Performance & Prospectus section, select the Statutory prospectus link for Spinnaker Advisor Variable Annuity and choose Select Funds.

When do I need to make these changes?
We need to receive transfer instructions and updated allocations for future purchase payments by the Merger Date. To access a Transfer Form, go to www.symetra.com, Help Center and select Forms. You may also call our Contact Center at 1-800-796-3872 for assistance in locating the form.

What happens on the Merger Date if I still have money invested in the LVIP American Century Large Company Value Fund?
If we do not receive transfer instructions from you prior to the Merger Date, the following will occur:

•Money remaining in the LVIP American Century Large Company Value Fund will be automatically transferred to the Standard Class II shares of the LVIP American Century Value Fund. This automatic transfer will not count toward the number of free transfers available under your Contract, and you will not be assessed any fees for this automatic transfer.
•Any purchase payments designated for the LVIP American Century Large Company Value Fund received after the Merger Date will be directed to the Standard Class II shares of the LVIP American Century Value Fund until we receive new allocation instructions from you.
•Dollar cost averaging and sub-account rebalancing scheduled transfer strategies will continue; but funds intended for the LVIP American Century Large Company Value Fund will be directed to the Standard Class II shares of the LVIP American Century Value Fund until we receive new allocation instructions from you. Appreciation or interest sweep scheduled transfer strategies will be canceled if you had earnings or interest transferred to the LVIP American Century Large Company Value Fund.
•Any transfer out of the LVIP American Century Value Fund Standard Class II within 30 days of the Merger Date will be free of any transfer fees and will not count against your number of free transfers.

What if I have questions?
Please contact us at 1-800-796-3872 or by email at regulatoryreports@symetra.com.

KEY INFORMATION
Important information you should consider about the Contract. For more information, see the Spinnaker Advisor Variable Annuity prospectus dated May 1, 2011, as supplemented.

FEES AND EXPENSES
Charges for Early Withdrawals	A Withdrawal Charge of $25 or 2% of the amount withdrawn, whichever is less, will apply to each withdrawal after the first withdrawal each Contract Year.
Transaction Charges	A Transfer Charge of $10 or 2% of the amount transferred, whichever is less, will apply upon each transfer in excess of 12 transfers in a Contract Year.
Ongoing Fees and Expenses (annual charges)
The table below describes the fees and expenses that you may pay each year, depending on the options you choose. Please refer to your Contract data page for information about the specific fees you will pay each year based on the options you have elected.

Annual Fee	Minimum	Maximum
Base Contract (1)	1.71%	4.83%
Portfolio Fees & Expenses (2)	0.26%	3.38%
(1) Base Contract fees are expressed as a percentage of Separate Account assets, and include mortality and expense risk fees, which are charged as a percentage of Contract Value, and the annual Contract fee, which is a fixed dollar amount.
(2) Portfolio fees and expenses are expressed as a percentage of the Portfolio’s net asset value and include management fees, distribution and/or service 12b-1 fees, and other expenses (before any waivers or expense reimbursement).

Because your Contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your Contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the Contract, which could add negative contract adjustments that substantially increase costs.
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Lowest Annual Cost $1,533.90	Highest Annual Cost $3,738.07
The Lowest Annual Cost shown above assumes the following:

•Investment of $100,000
•5% annual appreciation
•Least expensive combination of Contract Classes and Portfolio Company fees and expenses
•No optional benefits
•No sales charges
•No additional purchase payments, transfers or withdrawals

The Highest Annual Cost shown above assumes the following:

•Investment of $100,000
•5% annual appreciation
•Most expensive combination of Contract Classes and Portfolio Company fees and expenses and optional benefits
•No sales charges
•No additional purchase payments, transfers or withdrawals

RISKS
Risk of Loss	You may lose money by investing in the Contract.
Not a Short-Term Investment
The Contract is not a short-term investment and is not appropriate if you need ready access to cash. Withdrawal charges will reduce the value of your Contract if you withdraw money during the Accumulation Phase. The benefits of tax deferral and living benefit protections also mean the Contract is more beneficial to investors with a long time horizon. Tax penalties may apply to withdrawals taken before age 59 ½. Transfer limits and fees designed to deter marketing timing may apply under policies designed to deter frequent trading and market timing.

Risks Associated with Investment Options
Investment in the Contract is subject to the risk of poor investment performance and can vary depending on the performance of the Portfolios available under the Contract. Each Portfolio has its own unique risks. You should review these Portfolios before making an investment decision.

Insurance Company Risks
Investment in the Contract is subject to the risks related to Symetra Life Insurance Company. Any obligations, (including obligations related to the Symetra Fixed Account and the Sub-accounts), guarantees, and benefits provided for under the Contract are subject to our financial strength and claims-paying ability. More information about us, including our financial strength ratings, is available upon request by calling 1-800-796-3872, or visiting us at www.symetra.com/regulatoryreports.

RESTRICTIONS
Investments
You may allocate amounts under the Contract to one or more of the Sub-accounts available to you. Certain Sub-accounts are closed to new investors and only available to Contract Owners who have been continuously invested in them as of a certain date. Once a Contract Owner has transferred the entire value out of one of these closed Sub-accounts, the Sub-account is no longer available to the Contract Owner for investment. A transfer charge may apply for each transfer in excess of 12 transfers in a Contract Year. You may also allocate money to the Symetra Fixed Account, which credits guaranteed interest rates. We reserve the right to add, combine, restrict or remove any Sub-account available as an investment option under your Contract. We further reserve the right to restrict or remove the Symetra Fixed Account as an investment option available under the Contract.

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TAXES
Tax Implications
You should consult a competent tax professional about your individual circumstances to determine the tax implications of an investment in and purchase payments received under the Contract. There is no additional tax benefit if you purchased the Contract through a tax-qualified plan or individual retirement account (IRA). Access to amounts held in a qualified Contract may be restricted or prohibited.
All distributions other than death benefits, including surrenders, withdrawals and loans taken or secured by the Contract will be subject to ordinary income tax, and may be subject to tax penalties.

CONFLICTS OF INTEREST
Investment Professional Compensation
Investment professionals who solicited sales of the Contracts receive a portion of the commission payable to the broker-dealer firm, depending on the agreement between the broker-dealer and the investment professional. We pay commissions as a percentage of Purchase Payments invested in the Contract.
An investment professional may receive different compensation for selling different investment products and may have a financial incentive to offer or recommend one investment product over another.

Exchanges
An investment professional may have a financial incentive to offer you a new contract in the place of a contract you already own.
You should not exchange this Contract for a new one unless you determine, after comparing the features fees and risks of both contracts, that the exchange is preferable for you.

EDGAR Contract Identifier: C00000336
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APPENDIX: PORTFOLIOS AVAILABLE UNDER THE CONTRACT
The following is a list of Portfolios available under the Contract. More information about the Portfolios is available in the prospectuses for the Portfolios, which may be amended from time to time and can be found online at www.symetra.com/regulatoryreports. You can also request this information at no cost by calling 1-800-796-3872 or by sending an email request to regulatoryreports@symetra.com.

The current expenses and performance information below reflects fees and expenses of the Portfolios, but do not reflect the other fees and expenses that your Contract charges. Expenses would be higher and performance would be lower if these other charges were included. Each Portfolio’s past performance is not necessarily an indication of future performance.

TYPE	FUND NAME AND ADVISOR	CURRENT EXPENSES (As of 12/31/2025)	AVERAGE ANNUAL TOTAL RETURN (As of 12/31/2025)
			1 Year	5 Year	10 Year
U.S. Equity	BNY Mellon Investment Portfolios MidCap Stock Portfolio - Initial Shares (3) BNY Mellon Investment Sub-advised by Newton Investment Management North America, LLC	0.80%**	10.07%	9.67%	8.78%
Sector Equity	BNY Mellon Investment Portfolios Technology Growth Portfolio - Initial Shares BNY Mellon Investment Sub-advised by Newton Investment Management North America, LLC	0.82%	28.16%	9.24%	17.27%
U.S. Equity	BNY Mellon Stock Index Fund, Inc. - Service Shares BNY Mellon Investment Advisors Mellon Investments Corporation is the fund's index fund manager.	0.52%	17.23%	13.83%	14.23%
U.S. Equity	BNY Mellon Sustainable U.S. Equity Portfolio, Inc. - Initial Shares BNY Mellon Investment Advisors Sub-advised by Newton Investment Management Limited	0.66%	15.97%	11.93%	13.56%
U.S. Equity	BNY Mellon Variable Investment Fund Appreciation Portfolio - Initial Shares (3) BNY Mellon Investment Advisors Sub-advised by Fayez Sarofim & Co.	0.85%	10.07%	9.37%	12.92%
Asset Allocation	Calvert VP SRI Balanced Portfolio - Class I Calvert Research and Management	0.65%	11.48%	8.68%	9.81%
International Equity	CVT EAFE International Index Portfolio - Class F Calvert Research and Management	0.68%**	30.64%	8.31%	7.63%
Taxable Bond	CVT Investment Grade Bond Index Portfolio - Class I Calvert Research and Management	0.32%**	6.90%	(0.44)%	1.87%
U.S. Equity	CVT Nasdaq - 100 Index Portfolio - Class I Calvert Research and Management	0.49%**	20.39%	14.73%	19.09%
U.S. Equity	CVT Russell 2000 Small Cap Index Portfolio - Class F Calvert Research and Management	0.60%**	12.23%	5.62%	9.08%
U.S. Equity	CVT S&P MidCap 400 Index Portfolio - Class F Calvert Research and Management	0.53%**	6.92%	8.55%	10.13%
International Equity	DWS CROCI® International VIP - Class A DWS Investment Management Americas, Inc.	0.79%**	44.90%	10.86%	8.21%
Asset Allocation	DWS Global Income Builder VIP - Class A (4) DWS Investment Management Americas, Inc.	0.61%	15.80%	6.49%	7.43%
Taxable Bond	Federated Hermes High Income Bond Fund II - Primary Shares (3) Federated Investment Management Company Sub-advised by Federated Advisory Services Company (FASC)	0.81%**	8.23%	3.70%	5.59%
U.S. Equity	Fidelity® VIP ContrafundSM Portfolio - Initial Class Fidelity Management & Research Company LLC (*)	0.54%	21.52%	15.37%	15.78%
U.S. Equity	Fidelity® VIP Equity-Income Portfolio℠ - Initial Class Fidelity Management & Research Company LLC (*)	0.46%	19.02%	12.51%	11.60%
Target Date	Fidelity® VIP Freedom 2020 Portfolio℠ - Service Class 2 Fidelity Management & Research Company LLC (FMR) (*)	0.69%	12.99%	4.57%	7.11%
Target Date	Fidelity® VIP Freedom 2025 Portfolio℠ - Service Class 2 Fidelity Management & Research Company LLC (FMR) (*)	0.71%	14.23%	5.25%	7.75%
Target Date	Fidelity® VIP Freedom 2030 Portfolio℠ - Service Class 2 Fidelity Management & Research Company LLC (FMR) (*)	0.74%	15.16%	5.98%	8.61%
Target Date	Fidelity® VIP Freedom Retirement Portfolio℠ - Service Class 2 Fidelity Management & Research Company LLC (FMR) (*)	0.61%	9.31%	2.08%	4.17%
Money Market	Fidelity® VIP Government Money Market Portfolio - Service Class 2 Fidelity Management & Research Company LLC (FMR) (*)	0.50%	3.86%	2.90%	1.83%
U.S. Equity	Fidelity® VIP Growth & Income Portfolio - Initial Class Fidelity Management & Research Company LLC (FMR) (*)	0.47%	21.50%	16.11%	13.84%
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TYPE	FUND NAME AND ADVISOR	CURRENT EXPENSES (As of 12/31/2025)	AVERAGE ANNUAL TOTAL RETURN (As of 12/31/2025)
			1 Year	5 Year	10 Year
U.S. Equity	Fidelity® VIP Growth Opportunities Portfolio - Initial Class (4) Fidelity Management & Research Company LLC (FMR) (*)	0.56%	22.02%	11.31%	19.94%
U.S. Equity	Fidelity® VIP Growth Portfolio - Initial Class (3) Fidelity Management & Research Company LLC (FMR) (*)	0.55%	14.73%	13.70%	17.45%
U.S. Equity	Fidelity® VIP Mid Cap Portfolio - Service Class 2 Fidelity Management & Research Company LLC (FMR) (*)	0.80%	11.49%	9.83%	10.31%
International Equity	Fidelity® VIP Overseas Portfolio - Service Class 2 Fidelity Management & Research Company LLC (FMR) (*)	0.97%	20.05%	6.35%	7.66%
Asset Allocation	Franklin Allocation VIP Fund - Class 2 Franklin Advisers, Inc. Sub-advised by Brandywine Global Investment Management, LLC, ClearBridge Investments, LLC, Franklin Templeton Institutional, LLC, and Templeton Global Advisors Limited	0.82%**	12.60%	5.73%	7.32%
U.S. Equity	Franklin DynaTech VIP Fund - Class 2 Franklin Advisers, Inc.	0.88%	18.13%	9.09%	14.08%
Asset Allocation	Franklin Income VIP Fund - Class 2 Franklin Advisers, Inc.	0.72%	12.56%	7.66%	7.30%
Asset Allocation	Franklin Mutual Shares VIP Fund - Class 2 Franklin Mutual Advisers, LLC	0.94%	11.52%	9.20%	7.53%
U.S. Equity	Franklin Small Cap Value VIP Fund - Class 2 Franklin Mutual Advisers, LLC	0.91%**	7.65%	8.86%	9.81%
U.S. Equity	Franklin Small-Mid Cap Growth VIP Fund - Class 2 Franklin Advisers, Inc.	1.09%	2.52%	1.03%	9.89%
Taxable Bond	Franklin U.S. Government Securities VIP Fund - Class 2 Franklin Advisers, Inc.	0.79%	6.69%	0.02%	1.14%
U.S. Equity	Invesco V.I. American Franchise Fund - Series I (2) (3) Invesco Advisers, Inc.	0.85%	11.67%	10.35%	14.87%
U.S. Equity	Invesco V.I. American Franchise Fund - Series II (2) Invesco Advisers, Inc.	1.10%	11.39%	10.08%	14.58%
U.S. Equity	Invesco V.I. Discovery Mid Cap Growth Fund - Series II (2) Invesco Advisers, Inc.	1.11%	4.53%	3.64%	11.10%
U.S. Equity	Invesco V.I. Discovery Mid Cap Growth Fund - Series I (2) (6) Invesco Advisers, Inc.	0.86%	4.79%	3.90%	11.38%
International Equity	Invesco V.I. EQV International Equity Fund - Series II (2) Invesco Advisers, Inc.	1.15%	16.23%	3.42%	5.95%
International Equity	Invesco V.I. EQV International Equity Fund - Series I (2) (6) Invesco Advisers, Inc.	0.90%	16.50%	3.68%	6.22%
Sector Equity	Invesco V.I. Global Real Estate Fund - Series I (3) Invesco Advisers, Inc. Sub-advised by Invesco Asset Management Limited	1.02%	7.85%	1.73%	2.44%
Sector Equity	Invesco V.I. Health Care Fund - Series I (5) Invesco Advisers, Inc.	0.99%	15.33%	3.80%	6.58%
U.S. Equity	Invesco V.I. Small Cap Equity Fund - Series II Invesco Advisers, Inc.	1.21%	7.83%	7.06%	9.28%
Asset Allocation	LVIP American Century Balanced Fund - Standard Class II American Century Investment Management, Inc.	0.77%**	9.62%	6.49%	8.03%
Taxable Bond	LVIP American Century Inflation Protection Fund - Service Class American Century Investment Management, Inc.	0.72%**	6.33%	0.62%	2.61%
International Equity	LVIP American Century International Fund - Standard Class II American Century Investment Management, Inc.	0.95%**	15.98%	1.85%	6.42%
U.S. Equity	LVIP American Century Large Company Value Fund - Service Class (8) American Century Investment Management, Inc.	0.85%**	15.23%	9.84%	9.35%
U.S. Equity	LVIP American Century Ultra Fund - Service Class American Century Investment Management, Inc.	0.90%**	12.67%	11.52%	17.00%
U.S. Equity	LVIP American Century Ultra Fund - Standard Class II (1) (2) American Century Investment Management, Inc.	0.75%**	12.84%	11.68%	17.16%
U.S. Equity	LVIP American Century Value Fund - Standard Class II American Century Investment Management, Inc.	0.71%**	16.02%	11.65%	10.23%
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TYPE	FUND NAME AND ADVISOR	CURRENT EXPENSES (As of 12/31/2025)	AVERAGE ANNUAL TOTAL RETURN (As of 12/31/2025)
			1 Year	5 Year	10 Year
U.S. Equity	LVIP JPMorgan U.S. Equity Fund - Standard Class (4) Lincoln Investment Advisors Corporation Sub-advised by J.P. Morgan Investment Management Inc.	0.63%	14.54%	13.69%	14.84%
U.S. Equity	LVIP JPMorgan Mid Cap Value Fund - Standard Class Lincoln Investment Advisors Corporation Sub-advised by J.P. Morgan Investment Management Inc.	0.74%	4.72%	9.63%	8.77%
Asset Allocation	Morningstar Balanced ETF Asset Allocation Portfolio - Class II ALPS Advisors, Inc. Sub-Advised by Morningstar Investment Management LLC	0.84%	14.82%	6.61%	7.25%
Asset Allocation	Morningstar Conservative ETF Asset Allocation Portfolio - Class II ALPS Advisors, Inc. Sub-Advised by Morningstar Investment Management LLC	0.83%**	8.82%	2.19%	3.50%
Asset Allocation	Morningstar Growth ETF Asset Allocation Portfolio - Class II ALPS Advisors, Inc. Sub-Advised by Morningstar Investment Management LLC	0.82%	17.91%	8.82%	9.05%
Asset Allocation	Morningstar Income and Growth ETF Asset Allocation Portfolio - Class II ALPS Advisors, Inc. Sub-Advised by Morningstar Investment Management LLC	0.84%**	11.70%	4.43%	5.46%
U.S. Equity	Neuberger Berman AMT Mid Cap Growth Portfolio - Class S Neuberger Berman Investment Advisers LLC	1.11%**	5.23%	4.27%	10.71%
U.S. Equity	Neuberger Berman AMT Mid Cap Intrinsic Value Portfolio - Class S Neuberger Berman Investment Advisers LLC	1.10%**	11.37%	9.83%	7.51%
U.S. Equity	Neuberger Berman AMT Quality Equity Portfolio - Class S Neuberger Berman Investment Advisers LLC	1.12%	13.43%	12.54%	12.66%
Asset Allocation	PIMCO All Asset Portfolio - Advisor Class Pacific Investment Management Company LLC	2.225%**	14.19%	5.49%	6.67%
Commodities	PIMCO CommodityRealReturn® Strategy Portfolio - Administrative Class Pacific Investment Management Company LLC	3.19%**	18.79%	10.55%	6.54%
Bond	Victory Pioneer Bond VCT Portfolio - Class I Shares (7) Victory Capital Management Inc.	0.87%**	9.17%	0.74%	2.84%
U.S. Equity	Victory Pioneer Equity Income VCT Portfolio - Class II Shares Victory Capital Management Inc.	1.04%**	11.14%	8.81%	9.11%
U.S. Equity	Victory Pioneer Fund VCT Portfolio - Class I Shares (7) Victory Capital Management Inc.	0.75%**	23.35%	14.98%	15.75%
Taxable Bond	Victory Pioneer High Yield VCT Portfolio - Class II Shares Victory Capital Management Inc.	1.22%**	7.92%	3.95%	5.16%
U.S. Equity	Victory Pioneer Mid Cap Value VCT Portfolio - Class I Shares (7) Victory Capital Management Inc.	1.01%**	11.19%	11.16%	9.01%
U.S. Equity	Victory Pioneer Select Mid Cap Growth VCT Portfolio - Class I Shares (7) Victory Capital Management Inc.	0.86%**	20.47%	5.73%	11.93%
Taxable Bond	Victory Pioneer Strategic Income VCT Portfolio - Class II Shares Victory Capital Management Inc.	1.69%**	10.85%	1.99%	3.64%
International Equity	Templeton Emerging Markets VIP Fund - Class 2 Templeton Asset Management Ltd. Sub-advised by Franklin Templeton Investment Management Limited	1.37%	46.27%	5.46%	10.04%
Taxable Bond	Templeton Global Bond VIP Fund - Class 2 Franklin Advisers, Inc.	0.75%**	15.73%	(0.96)%	(0.15)%
International Equity	Templeton Growth VIP Fund - Class 2 Templeton Global Advisors Limited	1.12%**	23.83%	7.95%	7.04%
Sector Equity	Vanguard VIF - Real Estate Index Portfolio The Vanguard Group, Inc.	0.26%	3.11%	4.51%	5.08%
International Equity	Voya Global High Dividend Low Volatility Portfolio - Class S (5) Voya Investments, LLC	0.85%**	18.73%	10.25%	8.78%
We do not guarantee that each Portfolio will be available for investment through the Contract.

1.This portfolio is only available if you have continuously invested in it since March 15, 2007.
2.If Class I/Series I shares are available to a Contract Owner, we will allocated investments to the Class I/Series I fund.
3.This portfolio is only available if you have continuously invested in it since April 30, 2006.
4.This portfolio is only available if you have continuously invested in it since April 30, 2003.
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5.This portfolio is only available if you have continuously invested in it since April 28, 2005.
6.This portfolio is only available if you have continuously invested in it since March 14, 2006.
7.This portfolio is only available if you have continuously invested in it since November 30, 2004.
8.This portfolio is only available if you have been continuously invested in it since April 30, 2026.

* Fidelity, the Fidelity Investments Logo, Contrafund, Equity-Income, VIP Freedom 2020 Portfolio, VIP Freedom 2025 Portfolio, VIP Freedom 2030 Portfolio, and VIP Freedom Income Portfolio are registered service marks of FMR LLC.  Used with permission.

** Annual expenses reflect temporary fee reductions.
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